ANNTAYLOR
NEWS RELEASE
142 WEST 57TH ST. NEW YORK, NY 10019

ANN TAYLOR ANNOUNCES APRIL 2003 SALES RESULTS

New York, New York, May 8, 2003 – AnnTaylor Stores Corporation (NYSE: ANN) announced today that total net sales for the four week period ended May 3, 2003 increased 6.1 percent to $132,494,000 over total net sales of $124,865,000 for the four week period ended May 4, 2002.

Comparable store sales for the period decreased 3.2 percent compared to a comparable store sales decrease of 2.7 percent for the same four-week period last year. By division, comparable store sales for fiscal April 2003 were down 6.8 percent for Ann Taylor compared to a 4.4 percent decrease last year, and up 5.7 percent for Ann Taylor Loft compared to a 0.5 percent increase last year.

Comparable store sales for the combined March and April period decreased 5.8 percent compared to a comparable store sales increase of 0.3 percent for the same nine-week period last year. By division, comparable store sales for combined fiscal March and April were down 8.1 percent for Ann Taylor compared to a decrease of 2.5 percent last year, and down 0.7 percent for Ann Taylor Loft compared to an 8.7 percent increase last year.

For the first quarter and fiscal year-to-date period ending May 3, 2003, total net sales were $352,017,000, up 1.9 percent from $345,392,000 for the same period last year. Comparable store sales for the first quarter of fiscal 2003 were down 6.5 percent, compared to an increase of 0.1 percent for the first quarter of last year. By division, comparable store sales for the first quarter were down 8.1 percent for Ann Taylor compared to a 2.1 percent decrease last year, and down 2.8 percent for Ann Taylor Loft compared to a 5.9 percent increase last year.

Ann Taylor Chairman J. Patrick Spainhour said, “We were extremely pleased with our client’s response to Ann Taylor Loft’s product offering during April. The positive sales trend built throughout the last six weeks of the quarter and we are excited about Loft’s momentum going into May. The combination of great fashion and color starting mid-March into April set us apart. Stripe pants, all woven shirts, especially voile shirts, and all categories of linen were standouts.

“At Ann Taylor our assortment lacked color, fashion and sophistication, which led to disappointing April and first quarter sales results. The strength of our margin, resulting from the continuation of tight inventory management and strong IMU, helped offset our fashion misses.”

Mr. Spainhour continued, “At Ann Taylor we expect to continue to experience fashion misses in the second quarter, however, fashion elements improve for the fall season. We are currently working on fall marketing to support a more updated and sophisticated style than in seasons past. We look forward to improved fashion, coupled with more powerful marketing and stronger visual presentations to drive traffic and sales volume for the fall season.”

For the first quarter the Company expects to report earnings per share on a diluted basis of $0.39, which is in the low range of Company guidance of $0.39 - $0.41. The Company plans to provide second quarter and full year earnings guidance in the first quarter earnings release and live conference call scheduled for May 14th, after market close.

Inventory levels at the end of April were up approximately 5 percent on a per square foot basis, compared to the prior year. This comparison includes inventory attributable to Ann Taylor Global Sourcing.

From a regional perspective, northeast performance was the weakest primarily due to cooler temperatures compared to the same period last year.

During the month, the Company opened one new Ann Taylor store and six new Ann Taylor Loft stores. This brings the total store count at month end to 602, comprised of 351 Ann Taylor stores, 224 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. Total square footage at the end of fiscal April increased 8.7 percent over last year. During the second quarter of fiscal 2003, the Company plans to open two new Ann Taylor Loft stores, one new Ann Taylor Factory store, and close one Ann Taylor store.

Ann Taylor is one of the country's leading women's specialty retailers, operating 602 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporations monthly sales recording. No access code is required.



FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484